SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER



                    Pursuant to Rule 13a-16 or 15d-16 of the

                         Securities Exchange Act of 1934



                          For the month of October 2002


                       FRESENIUS MEDICAL CARE CORPORATION
                 -----------------------------------------------
                 (Translation of registrant's name into English)



                              Else-Kroner Strasse 1
                                61346 Bad Homburg
                                     Germany
                    ----------------------------------------
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.



         Form 20-F [X]             Form 40-F [ ]



         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



         Yes [ ]                   No [X]



         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

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                                    EXHIBITS
                                    --------





Exhibit 99.1           Press release dated October 29, 2002


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

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



         DATE:  October 29, 2002




                                     FRESENIUS MEDICAL CARE
                                     AKTIENGESELLSCHAFT



                                     By: /s/ DR. BEN LIPPS
                                         ---------------------------------------
                                         Name:  Dr. Ben Lipps
                                         Title: Chairman of the Management Board



                                     By: /s/ DR. ULF M. SCHNEIDER
                                         ---------------------------------------
                                         Name:  Dr. Ulf M. Schneider
                                         Title: Chief Financial Officer


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